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                                                                                                                  [LOGO] CELANESE

          SHAREHOLDER LETTER
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          SECOND QUARTER 2003                                       -------------------------------------------------------------

                                                                    > NET EARNINGS RISE TO (EURO)1.97 PER SHARE

                                                                    > OPERATING PROFIT IMPROVES TO (EURO)110 MILLION

------------                                                        > STRONGER PRICING OUTPACES HIGHER RAW MATERIAL COSTS

Photo                                                               > EARNINGS BENEFIT FROM SIGNIFICANT INSURANCE RECOVERIES
 Omitted

------------  DEAR SHAREHOLDER,                                     -------------------------------------------------------------

  Celanese AG's earnings improved     - rose by 16% from year-end 2002,       FINANCIAL HIGHLIGHTS
considerably in the second quarter    including higher inventory levels                                               Q2     Q2
of 2003 amid uneven economic          for a key raw material in Acetate       IN (euro) MILLIONS                    2003   2002
conditions. Operating profit          Products resulting from the shutdown    ==================================================
increased to (euro)110 million from   of a supplier. Capital expenditures     Net sales                            1,079  1,121
(euro)19 million in the comparable    declined in the second quarter with     Special charges, net                    80     (3)
quarter last year, and net earnings   the completion of a major project in    Depreciation & amortization
increased to (euro)97 million, or     the Chemical Intermediates segment.      expense                                70     74
(euro)1.97 per share, from (euro)22   Net debt rose 5% mainly as a result     Operating profit                       110     19
million, or (euro)0.44 per share, in  of higher working capital, which was    OPERATING MARGIN (1)                  10.2%   1.7%
the second quarter of 2002.           largely offset by currency effects.     Earnings from continuing
                                                                               operations before taxes and
  In the quarter, operating profit      We continue to make progress in        minority interests                    146     32
included (euro)90 million of income   our efforts to optimize and develop     Earnings from continuing
from insurance recoveries associated  our businesses:                          operations                             98     23
with the previously reported                                                  Net earnings                            97     22
plumbing cases, as well as (euro)19     > In early June, Celanese and         Capital expenditures                    38     58
million of expenses for stock         Degussa received European Commission    --------------------------------------------------
appreciation rights. Earnings         approval for the joint venture of
benefited from significant price      the two companies' European             Number of employees
increases in Acetyl Products and      propylene-based oxo businesses. The      (end of period)                    10,300 10,200
Chemical Intermediates, which         50/50 joint venture is expected to      --------------------------------------------------
outweighed higher raw material costs. commence operations before the end
Cost savings also contributed to the  of this year.                           DILUTED EARNINGS PER SHARE (EPS IN (euro))(2):
earnings improvement.                                                          Earnings from
                                        > Ticona and its Asian partners        continuing operations                1.99   0.46
  Net sales declined by 4% to         broke ground in July for a new           Net earnings                         1.97   0.44
(euro)1.08 billion mainly due to      polyacetal plant in China, the          Diluted average shares outstanding
unfavorable currency movements in     world's fastest growing market for       (thousands)                        49,330 50,340
most of our business segments.        engineering plastics.                   --------------------------------------------------
Increased pricing in Acetyl
Products, Chemical Intermediates and    > Celanese announced that it will                                        JUNE 30 DEC 31
Acetate Products and the              source methanol from Southern           IN (euro) MILLIONS                    2003   2002
contribution from the emulsions       Chemical Corporation (SCC) beginning    ==================================================
business acquired at the end of last  in 2005 under a multi-year agreement.   Trade receivables, net -
year were partially offset by lower   This agreement is expected to            third party and affiliates            704    668
volumes in the Acetyl Products and    significantly reduce overall            --------------------------------------------------
Chemical Intermediates segments.      exposure to the                         plus inventories                       534    523
                                                                              less trade payables -
  Trade working capital - trade                                                third party and affiliates            519    573
receivables plus inventories less                                             --------------------------------------------------
trade payables                                                                Trade working capital                  719    618
                                                                              --------------------------------------------------

                                                                              Short-term borrowings and
                                                                               current installments of long-
                                                                               term debt                             204    195
                                                                              plus long-term debt                    363    420
                                                                              --------------------------------------------------
                                                                              TOTAL DEBT                             567    615
                                                                              --------------------------------------------------
                                                                              less cash and cash equivalents          43    118
                                                                              --------------------------------------------------
                                                                              NET DEBT                               524    497
                                                                              --------------------------------------------------
                                                                              Shareholders' equity                 2,103  2,005
                                                                              Total assets                         5,755  6,127
                                                                              ==================================================

                                                                              (1) OPERATING PROFIT AS PERCENTAGE OF NET SALES
                                                                              (2) PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE
                                                                                  SHARES OUTSTANDING IN EACH PERIOD

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Celanese Shareholder Letter
Second quarter 2003 in brief

U.S. Gulf Coast natural gas market     CHEMICAL INTERMEDIATES                CONSOLIDATED STATEMENTS OF OPERATIONS
and provide attractive economics for                                                                                 Q2      Q2
our core Acetyls business.               In the second quarter of 2003, net  IN (euro) MILLIONS                    2003    2002
                                       sales of Chemical Intermediates       ==================================================
ACETYL PRODUCTS                        decreased by 7% to (euro)215 million  NET SALES                            1,079   1,121
                                       (pricing +11%, currency -12%,            Cost of sales                      (913)   (968)
  Acetyl Products' net sales           volumes -6%). Pricing increased in    --------------------------------------------------
increased by 7% to (euro)527 million   all product lines, particularly in    GROSS PROFIT                           166     153
from the comparable period last year   acrylates, in response to                Selling, general &
(prices +17%, the addition of the      substantially higher costs for raw       administrative expense             (114)   (115)
emulsions business acquired at the     materials, primarily propylene.          Research & development
end of last year +13%, volumes -7%,    Volumes declined in oxo products due     expense                             (21)    (20)
currency -16%). Selling prices for     to lower European exports and in         Special charges                      80      (3)
major products, including vinyl        acrylates as a result of reduced         Foreign exchange gain                (1)      4
acetate monomer and acetic acid,       merchant market opportunities.           Gain on disposition of assests        0       0
increased significantly in response                                          --------------------------------------------------
to the substantial increase in raw       The operating loss narrowed to      OPERATING PROFIT                       110      19
material costs. Lower volumes were     (euro)6 million compared to (euro)22     Equity in net earnings of
mainly associated with vinyl acetate   million in 2002 mainly as selling        affiliates                            7       7
monomer in Asia, methanol in Canada,   prices increased at a greater rate       Interest expense                    (10)    (14)
and polyvinyl alcohol, primarily in    than raw materials. This improvement     Interest & other income, net         39      20
Asia.                                  also included the favorable effects   --------------------------------------------------
                                       of continued productivity             EARNINGS FROM CONTINUING
  Operating profit improved by 23%     initiatives and cost savings.          OPERATIONS BEFORE TAXES AND
to (euro)37 million in the second                                             MINORITY INTERESTS                    146      32
quarter of 2003 as the increase in       Capital expenditures decreased by
selling prices outpaced rising raw     (euro)12 million, mainly due to the      Income tax provision                (48)     (9)
materials, slightly offset by higher   lower spending associated with the    --------------------------------------------------
energy costs. The favorable effects    construction of a production          EARNINGS FROM CONTINUING
of continued productivity              facility for synthesis gas, a          OPERATIONS                             98      23
initiatives and cost savings also      primary raw material at the
contributed to this improvement.       Oberhausen site in Germany.           --------------------------------------------------
                                                                             NET EARNINGS                            97      22
                                                ACETATE PRODUCTS             ==================================================
CONSOLIDATED BALANCE SHEET
                                                  Acetate Products' net     second quarter of 2002 (currency -11%, pricing -2%,
                                                sales in the second         volumes +3%). The rise in volumes reflected
                               JUNE 30  DEC 31  quarter of 2003 declined    increased sales of GUR(R) ultra high molecular
IN (euro) MILLIONS                2003    2002  by 14% to (euro)151         weight polyethylene and polyacetal, primarily in the
==============================================  million (volumes +5%,       United States. Competitive pressure led to the drop
ASSETS                                          pricing +1%, currency       in overall segment pricing.
   Cash & cash equivalents          43     118  -20%). Filament volumes
   Receivables, net              1,183   1,111  rose as the result of         Operating profit increased to (euro)96 million
   Inventories                     534     523  stronger sales to textile   compared to (euro)9 million in the same period last
   Other current assets             85     127  markets in Mexico and Asia  year, primarily reflecting income of (euro)90
   Investments                     430     454  while tow volumes           million from the insurance recoveries relating to
   Property, plant & equipment,                 increased due to higher     the plumbing cases. This income was slightly offset
   net                           1,498   1,621  shipments to China.         by a charge of (euro)2 million associated with the
   Intangible assets, net          947   1,034                              previously announced closure of the manufacturing
   Other non-current assets      1,035   1,139    Operating profit          facility in Telford, England.
----------------------------------------------  declined to (euro)4
TOTAL ASSETS                     5,755   6,127  million from (euro)10         Capital expenditures decreased by (euro)10
----------------------------------------------  million in the same period  million, mainly due to the completion of the new
                                                last year. Higher volumes   and expanded production facilities for GUR and
LIABILITIES AND                                 and pricing were out-       Vectra(R) liquid crystal polymers in 2002.
SHAREHOLDERS' EQUITY                            weighed primarily by
   Short-term borrowings and                    increased raw material and  PERFORMANCE PRODUCTS
   current installments of long-                energy costs. Increased
   term debt                       204     195  costs associated with the     Net sales for Performance Products, consisting of
   Accounts payable & accrued                   transition to new supply    the Nutrinova food ingredients business, decreased
   liabilities                   1,070   1,232  sources for woodpulp are    by 5% to
   Other current liabilities       325     416  expected to continue until
   Long-term debt                  363     420  the end of the year.
   Other non-current liabilities 1,690   1,859
   Shareholders' equity          2,103   2,005  TECHNICAL POLYMERS TICONA
==============================================
TOTAL LIABILITIES AND                             Net sales for Ticona
SHAREHOLDERS' EQUITY             5,755   6,127  decreased by 10% to
==============================================  (euro)181 million compared to the
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NEWS FROM THE BUSINESSES                                                      SEGMENT PERFORMANCE
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                                                                              SEGMENT NET SALES
> FIFTY YEARS OF CELANESE IN EDMONTON, CANADA                                                                      Q2       Q2
                                                                              IN (EURO) MILLIONS                 2003     2002
  During the week of June 9 - 14, Celanese's                                  -------------------------------------------------
Edmonton site celebrated its 50th anniversary. A                                Acetyl Products                   527      491
large number of events and festivities                                          Chemical Intermediates            215      231
were organized to mark the occasion,                                            Acetate Products                  151      175
culminating in a family picnic and a                                            Technical Polymers Ticona         181      201
dinner and dance attended by more than                                          Performance Products               42       44
900 people, including internal and                                            -------------------------------------------------
external dignitaries.                                                         SEGMENT TOTAL                     1,116    1,142
                                                                                Other activities                   12       18
  It all began 50 years ago when          [ PICTURE OMMITED ]                   Intersegment eliminations         (49)     (39)
Edmonton plant manager Vincent T.                                             -------------------------------------------------
Anwyll presented four pounds of white                                         TOTAL                             1,079    1,121
synthetic yarn to Alberta Premier Ernest                                      =================================================
C.Manning, to signify the official start of commercial
production at the new Celanese facility. Since then,
close proximity to wood pulp, oil and natural gas
feedstock, good rail transportation, a plentiful supply                       SEGMENT OPERATING PROFIT
of water, an educated workforce and a pioneer spirit
have enabled the site to become one of the most important                                                          Q2       Q2
petrochemical sites in Canada.                                                IN (EURO) MILLIONS                 2003     2002
                                                                              -------------------------------------------------
  The 510 acre site now provides work for 460 employees                         Acetyl Products                    37       30
working for Celanese Chemicals and Celanese Acetate,                            Chemical Intermediates             (6)     (22)
primarily in the production of methanol, formaldehyde                           Acetate Products                    4       10
and cellulose acetate flake and tow.                                            Technical Polymers Ticona          96        9
                                                                                Performance Products                2       14
> LYNDON COLE TAKES THE HELM AT TICONA                                        -------------------------------------------------
                                                                              SEGMENT TOTAL                       133       41
                        On April 1, Lyndon Cole assumed                         Other activities                  (23)     (22)
                      responsibility for the Ticona                           -------------------------------------------------
                      engineering plastics business and                       TOTAL                               110       19
                      became head of the newly created                        =================================================
                      Growth Excellence  Council. Cole, who
                      was born in Wales, has a strong                         (euro)42 million(volumes +11%, pricing -16%).
 [ PICTURE OMMITED ]  grounding in technical polymers, having                 Volume increases reflected continued strong
                      spent a  total of 20 years working at GE                growth in demand for Sunett(R)sweetener. Pricing
                      Plastics and Dow Chemical before becoming               declined on lower unit selling prices of
                      CEO of the UK specialty chemicals company               Sunett associated with higher volumes and pricing
                      Elementis plc from where he joined                      pressure in sorbates due to worldwide overcapacity.
                      Celanese as president of Celanese
                      Chemicals in March  2002.                                 Operating profit declined from (euro)14 million
                                                                              to (euro)2 million primarily due to a special
                        Cole's vision is to transform Ticona into             charge of (euro)10 million related to antitrust
                     a faster growing and higher margin company than          actions in the sorbates industry. Under the
                     the competition. In addition, he wants Ticona to         demerger agreement of Celanese and Hoechst AG,
be best-in-class in production and technology  and the market leader          eighty percent of expenses related to these
in service to customers.                                                      actions are reimbursed by Hoechst AG.

  By identifying, prioritizing and implementing best practices, the
aim of the Growth Excellence Council is to accelerate growth                  OUTLOOK
throughout the company.
                                                                                We are pleased with first half-year 2003 results.
> CELANESE STARTS UP NEW SYNTHETIC GAS PLANT                                  Increased product pricing, especially in the
                                                                              Acetyls segment, contributed to our results.
  After 15 months of construction, Celanese                                   Volumes, however, were lower during the second
Chemicals Europe is in the process of starting                                quarter, particularly in Asia.
up a new syngas plant to supply raw materials
for a wide variety of intermediate and specialty                                Slow demand conditions across most of our
chemicals at its production site in Oberhausen,   [ PICTURE OMMITED ]         businesses, continued high raw material and
Germany.                                                                      energy costs, as well as a strong euro exchange
                                                                              rate versus the dollar are expected to pressure
  In the new plant, natural gas is used to                                    results. We will incur expenses over the next
produce synthetic gas (a mixture of carbon
monoxide and hydrogen) and hydrogen. The new plant is substantially more efficient than the existing one and will significantly reduce emissions, while simultaneously improving the site's competitiveness.

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Celanese Shareholder Letter
First quarter 2003 in brief


---------------------------------------------------------------------------------   YOUR CONTACTS AT CELANESE AG

   Celanese on the Stock Exchange                                                   INVESTOR RELATIONS

---------------------------------------------------------------------------------   Todd Elliott
                                                                                    Phone: ++49 / 69 / 305 83199
--------------------------------                                                    Fax: ++49 / 69 / 305 83195
                                    The quarterly closing low occurred on           T.Elliott@celanese.com
chart omitted                       April 1 in Frankfurt at (euro)16.39 and in
                                    New York at US$ 17.80.                          Andrea Stine
--------------------------------                                                    Phone: ++1 / 908 / 522 7784
                                    At the end of June, Celanese had a total        Fax: ++1 / 908 / 522 7583
* (THE DOW CHEMICAL COMPANY /       of 49,321,468 shares outstanding, with an       A.Stine@celanese.com
UNION CARBIDE CORPORATION, DSM      additional 5,468,901 shares held in treasury.
NV, EASTMAN CHEMICAL COMPANY,       During the quarter, approximately 20%, or       Oliver Stratmann
SOLUTIA INC., LYONDELL CHEMICAL     about 10 million, of all outstanding shares     Phone: ++49 / 69 / 305 4139
CORPORATION, IMPERIAL CHEMICAL      were traded on the Frankfurt Xetra trading      Fax: ++49 / 69 / 305 83195
INDUSTRIES PLC, METHANEX            platform and the New York Stock Exchange,       O.Stratmann@celanese.com
CORPORATION, RHODIA SA AND          with 29% of the 10 million trading in New
MILLENNIUM CHEMICALS INC.)          York.                                           MEDIA RELATIONS

                                    Following the publication and the presen-       Vance Meyer
   During the second quarter,       tation of our first quarter 2003 results        Phone: ++1 / 972 / 443 4847
Celanese shares traded, for the     on April 30, management met with                Fax: ++1 / 972 / 443 8519
most part, above the German         investors and analysts at events in Frankfurt   VNMeyer@celanese.com
M-Dax and significantly higher      and New York and presented the company's
than the shares of the selected     strategy and business developments in several   Michael Kraft
group of peer companies noted       cities in Europe and North America.             Phone: ++49 / 69 / 305 14072
above. On June 16, the share                                                        Fax: ++49 / 69 / 305 36787
price reached a quarterly                                                           M.Kraft@celanese.com
closing high of (euro)21.79 in
Frankfurt and US$ 25.72 in
New York.


several quarters in Ticona in an          account first-half results, we expect      ON REQUEST, WE WOULD BE
effort to optimize our cost structure     fullyear opearing profit to exceed         PLEASED TO SEND YOU OUR DETAILED
and improve margins. Benefits from        that of last year.                         QUARTERLY REPORT AND OUR 2002
these measures are expected to begin                                                 ANNUAL AND FINANCIAL REPORTS.
next year. Considering these factors,
second half 2003 results may be below                                                PLEASE WRITE TO:
those of the comparable period last
year.
                                          Sincerely,                                  > CELANESE AG
   Given the prospect of an uneven                                                      FRANKFURTER STRASSE 111
economic recovery we will continue to     /s/ Claudio Sonder                            61476 KRONBERG IM TAUNUS
emphasize productivity and financial      -----------------------------------           GERMANY
soundness as top priorities. Taking       Claudio Sonder
into                                      CHAIRMAN OF THE BOARD OF MANAGEMENT        YOU CAN ALSO GET IN TOUCH WITH
                                                                                     US BY PHONE OR FAX:

Footnotes                                                                             > PHONE++49/69/30 52 66 66
RECONCILIATION OF NON-GAAP MEASURES: The company discloses trade working capital      > FAX++49/69/30 58 34 66
and net debt, which are non-GAAP financial measures. Trade working capital is a
measure representing cash employed in trade receivables, inventory and trade         OR CONTACT US VIA E-MAIL:
payables directly associated with operations. Net debt is a measure of
borrowings net of cash and cash equivalents. Trade working capital and net debt         PR@CELANESE.COM
are defined using the appropriate GAAP figures, as presented under Financial
Highlights. The most directly comparable financial measures presented in             PLEASE VISIT OUR WEB SITE:
accordance with GAAP in our financial statements for trade working capital and
net debt are the working capital components and total debt, respectively.             > WWW.CELANESE.COM
RESULTS UNAUDITED: The results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been
audited and are based on the internal financial data furnished to management.        YOU CAN DOWNLOAD ALL OF OUR
Additionally, the quarterly results should not be taken as an indication of the      PUBLICATIONS FROM OUR WEB SITE,
results of operations to be reported by Celanese for any subsequent period or        WHERE YOU CAN ALSO FIND
for the full fiscal year.                                                            UP-TO-DATE INFORMATION ON CELANESE.
RESULTS RESTATED: The results for all periods have been restated to reflect the
reclassification as discontinued operations of Trespaphan (formerly in the           THE RESULTS FOR THE THIRD
Performance Products segment) and the U.S. amines business (formerly in the          QUARTER 2003 WILL BE PUBLISHED
Chemical Intermediates segment), which were divested in the fourth quarter of        ON OCTOBER 30, 2003.
2002. The results of these businesses and other divested businesses are reflected in the consolidated balance sheets, statements of operations and
statements of cash flows as discontinued operations.                                 THIS SHAREHOLDER LETTER IS ALSO
FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not     AVAILABLE IN GERMAN.
historical facts are forward-looking statements as defined in the U.S. Private
Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe,"
"estimate," "intend," "may," "will," "expect," "plan," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking Statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect
Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.
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